Exhibit 99.1
Wix Reports Second Quarter 2025 Results
•Meaningful improvement in business fundamentals driving confidence in 2H y/y bookings and revenue growth acceleration
◦Q2 new cohort bookings grew 14% y/y and new cohorts continue to pick up momentum with new cohort bookings exiting July achieving 20%+ y/y growth
◦Top of funnel strength compounded by improved y/y conversion across key markets, including the U.S., U.K., and Europe
•Milestone acquisition of Base44 significantly expands Wix’s total addressable market opportunity to include application development, with the Wix ecosystem a natural complement to vibe coding broadly
◦Driven by tremendous demand, Base44 is on track to reach $40 to $50 million of ARR by year-end as it accelerates towards the $100 million of ARR milestone
NEW YORK, August 6, 2025 -- Wix.com Ltd. (Nasdaq: WIX) (the “Company”), the leading SaaS website builder platform1, today reported financial results for the second quarter of 2025. In addition, the Company provided its outlook for the third quarter and an updated outlook for full year 2025. Please visit the Wix Investor Relations website at https://investors.wix.com to view the Q2'25 Shareholder Update and other materials.
“Demand for AI-powered online creation continues to accelerate, and Wix is leading the way as more people use our platform to build sophisticated, high-quality projects with greater speed and ease. This ongoing momentum drove our new cohort bookings to their highest levels since peak-COVID, setting the stage for continued growth in the second half of the year and beyond,” said Avishai Abrahami, Co-founder and CEO at Wix. “Looking ahead, we’re thinking bigger – not just transforming website building, but unlocking new markets enabled by AI, such as vibe coding.
Our acquisition of Base44 represents another major expansion into this future, giving us immediate access to the application development market and new audiences ready to build and scale applications. We’re already seeing extraordinary early momentum, with Base44 expected to grow ARR from just a few million in June to $40 to $50 million by the end of 2025, as Base44 accelerates towards a milestone of $100 million of ARR. We’re laying the foundation for the next era of creation – visual-first editing for simplicity and speed coupled with AI-powered coding capabilities for flexibility and depth, empowering users to create and build in ways not previously possible.”
Nir Zohar, President & Co-founder at Wix, continued, “Our business fundamentals continued to improve in the second quarter with robust top of funnel demand, better conversion across our largest markets and improved monetization as recently launched AI tools began to bear fruit. As a result, we saw new user cohort bookings growth accelerated above Q1’s post-COVID high watermark. Even more encouragingly, these positive trends continued into early Q3 with new user cohort bookings growing more than 20% y/y exiting July – a level of strength we haven’t seen since peak-COVID. This more than 20% growth excludes the impact from Base44. Including Base44 cohorts, new cohort growth would have accelerated more significantly in early Q3.”
Lior Shemesh, CFO at Wix, added, “We expect these increasingly stronger new cohorts layering onto the platform plus growing contribution from the recent Q1 and Q2 cohorts to be the primary drivers of our expected 2H top-line growth acceleration. As a result of robust performance in our core business YTD along with contribution from Base44, we are increasing our full year expectations. More excitingly, the cohort strength we’re generating today, products we’re innovating and new TAMs we’re entering, are laying the foundation for robust growth in 2026 and beyond.”

Q2 2025 Financial Results
•Total revenue in the second quarter of 2025 was $489.9 million, up 12% y/y
•Creative Subscriptions revenue in the second quarter of 2025 was $345.5 million, up 11% y/y
◦Creative Subscriptions ARR increased to $1.407 billion as of the end of the quarter, up 10% y/y
•Business Solutions revenue in the second quarter of 2025 was $144.5 million, up 17% y/y
◦Transaction revenue2 in the second quarter of 2025 was $63.6 million, up 18% y/y
•Partners revenue3 in the second quarter of 2025 was $183.3 million, up 24% y/y
•Total bookings in the second quarter of 2025 were $509.9 million, up 11% y/y
◦Creative Subscriptions bookings in the second quarter of 2025 were $364.9 million, up 11% y/y
◦Business Solutions bookings in the second quarter of 2025 were $145.1 million, up 12% y/y
•Total gross margin on a GAAP basis in the second quarter of 2025 was 69%
◦Creative Subscriptions gross margin on a GAAP basis was 84%
◦Business Solutions gross margin on a GAAP basis was 31%
•Total non-GAAP gross margin in the second quarter of 2025 was 70%
◦Creative Subscriptions gross margin on a non-GAAP basis was 85%
◦Business Solutions gross margin on a non-GAAP basis was 33%
•GAAP net income in the second quarter of 2025 was $57.7 million, or $1.03 per basic share and $0.98 per diluted share
•Non-GAAP net income in the second quarter of 2025 was $136.2 million, or $2.44 per basic share and $2.28 per diluted share
•Net cash provided by operating activities for the second quarter of 2025 was $150.3 million, while capital expenditures totaled $2.7 million, leading to free cash flow of $147.7 million
•In Q2’25, we executed $100 million of share repurchases, repurchasing approximately 646 thousand Wix ordinary shares in total at an approximate volume-weighted average price per share of $154.69
•Total employee count at the end of Q2’25 was 5,326

____________________
1    Based on number of active live sites as reported by competitors' figures, independent third-party data and internal data as of Q1 2025.
2    Transaction revenue is a portion of Business Solutions revenue, and we define transaction revenue as all revenue generated through transaction facilitation, primarily from Wix Payments, as well as Wix POS, shipping solutions and multi-channel commerce and gift card solutions.
3    Partners revenue is defined as revenue generated through agencies and freelancers that build sites or applications for other users (“Agencies”) as well as revenue generated through B2B partnerships, such as LegalZoom or Vistaprint (“Resellers”). We identify Agencies using multiple criteria, including but not limited to, the number of sites built, participation in the Wix Partner Program and/or the Wix Marketplace or Wix products used (incl. Wix Studio). Partners revenue includes revenue from both the Creative Subscriptions and Business Solutions businesses.

Financial Outlook

Our strong first-half performance reinforces our confidence in accelerating growth throughout the remainder of 2025, supported by a stable and positive macroeconomic environment. Strong momentum in the core Wix business, driven by new cohort outperformance, is further bolstered by our entry into a new rapidly-growing TAM through our recent acquisition of Base44.
As a result, we are raising our full year bookings outlook to $2,040 - $2,075 million, or 11-13% y/y growth, compared to $2,025 - $2,060 million previously. This increased expectation assumes a continued upwards trend in new cohort behavior, contribution from Base44 and current FX rates.
We continue to anticipate an acceleration in bookings growth in 2H, driven mainly by improving business fundamentals. We expect:
•Increasingly stronger new cohorts layering onto the platform and contributing more incremental bookings dollars compared to the new cohorts of 2024 in their first respective quarters. Increased top of funnel demand, improved conversion in our largest geographic markets, larger mix of higher intent users and a shift to longer-duration subscriptions drove new cohort bookings growth in Q2 to accelerate. Encouragingly, new cohort bookings growth has continued to accelerate through July, and we expect this upwards trend to continue in 2H.
Stronger new cohorts as well as increasing contribution from the recent Q1 and Q2 cohorts layering on are expected to drive the majority of the acceleration.
•Contribution from Base44
•Targeted pricing optimizations in select geographies, as previously planned
•Increasing contribution from Studio cohorts as new users layer on and earlier users mature, build multiple websites and increasingly contribute bookings
•Ramping benefit from AI products
We are updating our full year revenue outlook to $1,975 - 2,000 million, up 12-14% y/y, compared to the prior outlook of $1,970 - 2,000 million. We continue to anticipate revenue growth acceleration in 2H.
We expect total revenue in Q3 2025 to be $498 - 504 million, up 12-13% y/y.
For the full year 2025, we now expect non-GAAP total gross margin of ~69% and non-GAAP operating expenses to be ~49% of revenue. This reflects higher cost of revenue and operating expenses than previously anticipated as a result of incremental ongoing AI, marketing and headcount investments we plan to make to operate, integrate and grow Base44.
With higher bookings expectations offsetting these increased costs, we now expect to generate free cash flow of $595 - $610 million in 2025, or 30-31% of revenue.

Conference Call and Webcast Information
Wix will host a conference call to discuss the results at 8:30 a.m. ET on Wednesday, August 6, 2025. A live and archived webcast of the conference call will be accessible from the "Investor Relations" section of the Company’s website at https://investors.wix.com/.
About Wix.com Ltd.
Wix is a leading global platform for creating, managing, and growing a complete digital presence. Founded in 2006, Wix empowers millions of users, including self-creators, agencies, enterprises and more, with industry-leading infrastructure, performance and security. The platform combines advanced AI, flexible design and robust business and commerce solutions to help users build stronger brands, connect with their audiences and scale their businesses online. Wix is shaping the future of how digital experiences are built, with its intuitive AI-powered website builder and no-code application creation through Base44, making sophisticated creation accessible to all.
For more about Wix, please visit our Press Room
Media Relations Contact: PR@wix.com

Non-GAAP Financial Measures and Key Operating Metrics
To supplement its consolidated financial statements, which are prepared and presented in accordance with U.S. GAAP, Wix uses the following non-GAAP financial measures: bookings, cumulative cohort bookings, bookings on a constant currency basis, revenue on a constant currency basis, non-GAAP gross margin, non-GAAP operating income (loss), non-GAAP operating margin, non-GAAP net income (loss), non-GAAP net income (loss) per share, free cash flow, free cash flow on a constant currency basis, free cash flow, as adjusted, free cash flow margins, non-GAAP R&D expenses, non-GAAP S&M expenses, non-GAAP G&A expenses, non-GAAP operating expenses, non-GAAP cost of revenue expense, non-GAAP financial expense, non-GAAP tax expense (collectively the "Non-GAAP financial measures"). Measures presented on a constant currency or foreign exchange neutral basis have been adjusted to exclude the effect of y/y changes in foreign currency exchange rate fluctuations. Bookings is a non-GAAP financial measure calculated by adding the change in deferred revenues and the change in unbilled contractual obligations for a particular period to revenues for the same period. Bookings include cash receipts for premium subscriptions purchased by users as well as cash we collect from business solutions, as well as payments due to us under the terms of contractual agreements for which we may have not yet received payment. Cash receipts for premium subscriptions are deferred and recognized as revenues over the terms of the subscriptions. Cash receipts for payments and the majority of the additional products and services (other than Google Workspace) are recognized as revenues upon receipt. Committed payments are recognized as revenue as we fulfill our obligation under the terms of the contractual agreement. Bookings and Creative Subscriptions Bookings are also presented on a further non-GAAP basis by excluding, in each case, bookings associated with long term B2B partnership agreements. Non-GAAP gross margin represents gross profit calculated in accordance with GAAP as adjusted for the impact of share-based compensation expense, acquisition-related expenses and amortization, divided by revenue. Non-GAAP operating income (loss) represents operating income (loss) calculated in accordance with GAAP as adjusted for the impact of share-based compensation expense, amortization, acquisition-related expenses and sales tax expense accrual and other G&A expenses (income). Non-GAAP net income (loss) represents net loss calculated in accordance with GAAP as adjusted for the impact of share-based compensation expense, amortization, sales tax expense accrual and other G&A expenses (income), amortization of debt discount and debt issuance costs and acquisition-related expenses and non-operating foreign exchange expenses (income). Non-GAAP net income (loss) per share represents non-GAAP net income (loss) divided by the weighted average number of shares used in computing GAAP loss per share. Free cash flow represents net cash provided by (used in) operating activities less capital expenditures. Free cash flow, as adjusted, represents free cash flow further adjusted to exclude one-time cash restructuring charges and the capital expenditures and other expenses associated with the buildout of our new corporate headquarters. Free cash flow margins represent free cash flow divided by revenue. Non-GAAP cost of revenue represents cost of revenue calculated in accordance with GAAP as adjusted for the impact of share-based compensation expense, acquisition-related expenses and amortization. Non-GAAP R&D expenses represent R&D expenses calculated in accordance with GAAP as adjusted for the impact of share-based compensation expense, acquisition-related expenses and amortization. Non-GAAP S&M expenses represent S&M expenses calculated in accordance with GAAP as adjusted for the impact of share-based compensation expense, acquisition-related expenses and amortization. Non-GAAP G&A expenses represent G&A expenses calculated in accordance with GAAP as adjusted for the impact of share-based compensation expense, acquisition-related expenses and amortization. Non-GAAP operating expenses represent operating expenses calculated in accordance with GAAP as adjusted for the impact of share-based compensation expense, acquisition-related expenses and amortization. Non-GAAP financial expense represents financial expense calculated in accordance with GAAP as adjusted for unrealized gains of equity investments, amortization of debt discount and debt issuance costs and non-operating foreign exchange expenses. Non-GAAP tax expense represents tax expense calculated in accordance with GAAP as adjusted for provisions for income tax effects related to non-GAAP adjustments.
The presentation of this financial information is not intended to be considered in isolation or as a substitute for, or superior to, the financial information prepared and presented in accordance with GAAP. The Company uses these non-GAAP financial measures for financial and operational decision making and as a means to evaluate period-to-period comparisons. The Company believes that these measures provide useful information about operating results, enhance the overall understanding of past financial performance and future prospects, and allow for greater transparency with respect to key metrics used by management in its financial and operational decision making.

For more information on the non-GAAP financial measures, please see the reconciliation tables provided below. The accompanying tables have more details on the GAAP financial measures that are most directly comparable to non-GAAP financial measures and the related reconciliations between these financial measures. The Company is unable to provide reconciliations of free cash flow, free cash flow margin, free cash flow, as adjusted, bookings, cumulative cohort bookings, non-GAAP gross margin, non-GAAP operating expenses, non-GAAP operating expenses as a percentage of revenue, and non-GAAP tax expense to their most directly comparable GAAP financial measures on a forward-looking basis without unreasonable effort because items that impact those GAAP financial measures are out of the Company's control and/or cannot be reasonably predicted. Such information may have a significant, and potentially unpredictable, impact on our future financial results.
Wix also uses Creative Subscriptions Annualized Recurring Revenue (ARR) as a key operating metric. Creative Subscriptions ARR is calculated as Creative Subscriptions Monthly Recurring Revenue (MRR) multiplied by 12. Creative Subscriptions MRR is calculated as the total of (i) the total monthly revenue of all Creative Subscriptions in effect on the last day of the period, other than domain registrations; (ii) the average revenue per month from domain registrations multiplied by all registered domains in effect on the last day of the period; and (iii) monthly revenue from other partnership agreements including enterprise partners.

Forward-Looking Statements
This document contains forward-looking statements, within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 that involve risks and uncertainties. Such forward-looking statements may include projections regarding our future performance, including, but not limited to revenue, bookings and free cash flow, and may be identified by words like “anticipate,” “assume,” “believe,” “aim,” “forecast,” “indication,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “subject,” “project,” “outlook,” “future,” “will,” “seek” and similar terms or phrases. The forward-looking statements contained in this document, including the quarterly and annual guidance, are based on management’s current expectations, which are subject to uncertainty, risks and changes in circumstances that are difficult to predict and many of which are outside of our control. Important factors that could cause our actual results to differ materially from those indicated in the forward-looking statements include, among others, our ability to attract and retain registered users and partners, and generate new premium subscriptions and additional business solutions as we continuously adjust our marketing strategy and customer care; maintenance of our brand and reputation, and generation of revenue from sources other than premium subscriptions; risks associated with international operations and the use of platform in various countries; risks related to the macroeconomic environment and ongoing global conflicts; security risks and payment risks and fluctuations in foreign currency exchange rates; failures of third-party hardware, software and infrastructure on which we rely, or failure to manage the operation of our infrastructure; adverse market conditions, including inflation, interest rates and other adverse developments that may adversely affect our cash balances and investment portfolio; our history of operating losses and inability to achieve sustained profitability; downturns or upturns in sales are not immediately reflected in full in our operating results; our ability to repurchase our ordinary shares and/or 0.00% Convertible Senior Notes due 2025 pursuant to our repurchase program; our ability to raise capital when needed or on acceptable terms; risks related to acquisitions and investments, pricing decisions, pandemics, natural disasters and other catastrophic events; our ability to develop and introduce new products and services, as well as maintain third-party products and are ability to keep up with rapid changes in design and technology; our ability to attract and retain qualified employees and key personnel; our ability to attract a diversified customer base and increased competition; our ability to maintain compatibility of our platform and solutions with changes in third-party applications and changes to technologies used in our solutions; our ability to acquire and service small business users; risks related to security breaches and unauthorized access to data, cyberattacks; our expectation regarding the uncertain future relationship between the United States and other countries with respect to trade policies, taxes, government regulations, and tariffs; our ability to comply with the regulations applicable to our operations, including new governmental regulations regarding the internet, consumer protection, artificial intelligence (“AI”), privacy and data protection laws and regulations, as well as contractual privacy and data protection obligations; risks relating to intellectual property, including infringements, litigation and claims, and our ability to maintain and protect our intellectual property rights and proprietary information; our expectations regarding the outcome of any regulatory investigation or litigation, including class actions; risks related to the development and integration of AI, generative AI, agentic AI, machine learning, and similar tools into our offerings, and comply with the regulatory environment impacting AI and AI-related activities; risks related to activities of registered users or content of their websites, and risks related to domain names and industry regulations; risks related to compliance with laws and regulations, including those related to economic sanctions, tariffs, export controls, anti-corruption and anti-money laundering, anti-trust, and consumer protection, and changes in these laws and regulations; risks related to tax, including application of indirect taxes, tax laws, changes in tax laws or changes in provision for income tax and examination of income tax returns; risks related to ordinary shares, activist shareholders, and our status as a foreign private issuer; risks related to our incorporation and location in Israel, including conflicts in the area; our expectations regarding future changes in our cost of revenues and our operating expenses on an absolute basis and as a percentage of our revenues; our planned level of capital expenditures and our belief that our existing cash and cash from operations will be sufficient to fund our operations for at least the next 12 months and for the foreseeable future; and our ability to enter into new markets and attracting new customer demographics, including our ability to successfully attract new partners and large enterprise-level users and to grow our activities, including through the adoption of our Wix Studio product, with these customer types as anticipated and other factors discussed under the heading “Risk Factors” in the Company’s annual report on Form 20-F for the year ended December 31, 2024 filed with the Securities and Exchange Commission on March 21, 2025. The preceding list is not intended to be an exhaustive list of all of our forward-looking statements. Any forward-looking statement made by us in this press release speaks only as of the date hereof. Factors or events that could cause our actual results to differ may emerge from time to time, and it is not possible for us to predict all of them. We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future developments or otherwise.

Wix.com Ltd.
CONSOLIDATED STATEMENTS OF OPERATIONS - GAAP
(In thousands, except loss per share data)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2025	2024	2025	2024
	(unaudited)		(unaudited)
Revenues
Creative Subscriptions	$345,456	$312,125	$683,132	$616,418
Business Solutions	$144,474	$123,621	$280,449	$239,104
	$489,930	$435,746	$963,581	$855,522

Cost of Revenues
Creative Subscriptions	$54,131	$53,039	$110,198	$107,842
Business Solutions	$99,209	$88,635	$194,934	$171,129
	$153,340	$141,674	$305,132	$278,971

Gross Profit	$336,590	$294,072	$658,449	$576,551

Operating expenses:
Research and development	134,735	119,257	262,232	243,502
Selling and marketing	113,155	102,498	224,718	209,732
General and administrative	44,394	43,712	89,788	85,042
Total operating expenses	292,284	265,467	576,738	538,276
Operating income	44,306	28,605	81,711	38,275
Financial income (expenses), net	(38,377)	12,383	(32,545)	31,267
Other income, net	123	38	187	249
Income (loss) before taxes on income	6,052	41,026	49,353	69,791
Income tax expenses (benefit)	(51,651)	1,508	(42,116)	6,271
Net income	$57,703	$39,518	$91,469	$63,520

Basic net income per share	$1.03	$0.71	$1.64	$1.14
Basic weighted-average shares used to compute net income per share	55,905,451	55,361,595	55,807,604	55,730,296

Diluted net income per share	$0.98	$0.68	$1.55	$1.09
Diluted weighted-average shares used to compute net income per share	59,650,008	59,526,418	60,017,802	58,373,454

Wix.com Ltd.
CONDENSED CONSOLIDATED BALANCE SHEETS
(In thousands)

	Period ended
	June 30,	December 31,
	2025	2024
Assets	(unaudited)	(audited)
Current Assets:
Cash and cash equivalents	$693,042	$660,939
Restricted cash	11,100	—
Short-term deposits	111,892	106,844
Restricted deposits	901	773
Marketable securities	310,061	338,593
Trade receivables	55,354	44,674
Prepaid expenses and other current assets	95,975	128,577
Total current assets	1,278,325	1,280,400

Long-Term Assets:
Prepaid expenses and other long-term assets	32,934	27,021
Property and equipment, net	121,715	128,155
Deferred tax asset	70,325	—
Marketable securities	5,259	6,135
Intangible assets, net	21,935	22,141
Goodwill	72,084	49,329
Operating lease right-of-use assets	393,460	399,861
Total long-term assets	$717,712	$632,642

Total assets	$1,996,037	$1,913,042

Liabilities and Shareholders' Deficiency
Current Liabilities:
Trade payables	$25,237	$47,077
Employees and payroll accruals	100,742	143,131
Deferred revenues	715,705	661,171
Current portion of convertible notes, net	574,469	572,880
Accrued expenses and other current liabilities	132,938	63,246
Operating lease liabilities	32,806	27,907
Total current liabilities	1,581,897	1,515,412
Long Term Liabilities:
Deferred revenues	105,331	89,271
Deferred tax liability	5,150	1,965
Other long-term liabilities	28,561	16,021
Operating lease liabilities	392,761	369,159
Total long-term liabilities	531,803	476,416

Total liabilities	2,113,700	1,991,828

Shareholders' Deficiency
Ordinary shares	106	107
Additional paid-in capital	1,988,990	1,840,574
Treasury shares	(1,325,163)	(1,025,167)
Accumulated other comprehensive loss	28,477	7,242
Accumulated deficit	(810,073)	(901,542)
Total shareholders' deficiency	(117,663)	(78,786)

Total liabilities and shareholders' deficiency	$1,996,037	$1,913,042

Wix.com Ltd.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2025	2024	2025	2024
	(unaudited)		(unaudited)
OPERATING ACTIVITIES:
Net income	$57,703	$39,518	$91,469	$63,520
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation	6,099	6,427	12,236	12,869
Amortization	1,246	1,465	2,707	2,948
Share based compensation expenses	59,439	59,886	119,700	118,028
Amortization of debt discount and debt issuance costs	795	791	1,589	1,581
Changes in accrued interest and exchange rate on short term and long term deposits	126	890	(98)	1,770
Amortization of premium and discount and accrued interest on marketable securities, net	(24,409)	3,937	(20,852)	4,534
Remeasurement gain on Marketable equity	—	—	—	(3,367)
Changes in deferred income taxes, net	(64,817)	(208)	(64,816)	(5,219)
Changes in operating lease right-of-use assets	4,800	5,286	9,603	10,310
Changes in operating lease liabilities	34,062	(7,860)	25,299	(11,512)
Loss (gain) on foreign exchange, net	(3,832)	1,598	(5,838)	2,151
Decrease (increase) in trade receivables	(7,956)	491	(10,610)	1,610
Decrease (increase) in prepaid expenses and other current and long-term assets	(6,090)	(28,195)	52,199	(40,763)
Decrease in trade payables	(12,581)	(14,502)	(21,919)	(16,625)
Increase (decrease) in employees and payroll accruals	21,409	13,690	(42,739)	11,261
Increase in short term and long term deferred revenues	26,211	25,426	70,573	66,745
Increase in accrued expenses and other current liabilities	58,130	11,389	77,323	14,024
Net cash provided by operating activities	150,335	120,029	295,826	233,865
INVESTING ACTIVITIES:
Proceeds from short-term deposits and restricted deposits	—	162	107,780	985
Investment in short-term deposits and restricted deposits	—	(11)	(112,810)	(30,173)
Proceeds from available-for-sale marketable debt securities	20,700	38,350	51,300	91,155
Investment in trading marketable debt securities	(163,313)	(163,698)	(191,006)	(191,545)
Proceed from trading marketable debt securities	162,525	—	190,217	—
Purchase of property and equipment and lease prepayment	(2,265)	(6,871)	(4,894)	(14,586)
Capitalization of internal use of software	(405)	(324)	(826)	(734)
Proceeds from (investment in) other assets	(10,458)	550	(10,458)	550
Proceeds from sale of equity securities	—	—	—	22,148
Payment for Businesses acquired, net of acquired cash	(18,545)	—	(18,545)	—
Proceed from realization of investments in privately held companies	—	—	417	—
Purchases of investments in privately held companies	(2,358)	(460)	(3,108)	(1,010)
Net cash used in investing activities	(14,119)	(132,302)	8,067	(123,210)
FINANCING ACTIVITIES:
Proceeds from exercise of options and ESPP shares	360	1,615	23,014	24,243
Purchase of treasury stock	(100,000)	(225,000)	(300,000)	(466,302)
Net cash used in financing activities	(99,640)	(223,385)	(276,986)	(442,059)
Effect of exchange rates on cash, cash equivalent and restricted cash	14,290	(1,598)	16,296	(2,151)
INCREASE (DECREASE) IN CASH, CASH EQUIVALENTS AND RESTRICTED CASH	50,866	(237,256)	43,203	(333,555)
CASH, CASH EQUIVALENTS AND RESTRICTED CASH—Beginning of period	653,276	513,323	660,939	609,622
CASH, CASH EQUIVALENTS AND RESTRICTED CASH—End of period	$704,142	$276,067	$704,142	$276,067

Wix.com Ltd.
KEY PERFORMANCE METRICS
(In thousands)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2025	2024	2025	2024
	(unaudited)		(unaudited)
Creative Subscriptions	345,456	312,125	683,132	616,418
Business Solutions	144,474	123,621	280,449	239,104
Total Revenues	$489,930	$435,746	$963,581	$855,522

Creative Subscriptions	364,871	328,967	734,340	663,604
Business Solutions	145,053	129,432	286,489	252,076
Total Bookings	$509,924	$458,399	$1,020,829	$915,680

Free Cash Flow	$147,665	$112,834	$290,106	$218,545
Free Cash Flow excluding HQ build out	$147,665	$117,797	$290,106	$228,870
Creative Subscriptions ARR	$1,406,739	$1,276,493	$1,406,739	$1,276,493

Wix.com Ltd.
RECONCILIATION OF REVENUES TO BOOKINGS
(In thousands)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2025	2024	2025	2024
	(unaudited)		(unaudited)
Revenues	$489,930	$435,746	$963,581	$855,522
Change in deferred revenues	26,232	25,426	70,594	66,745
Change in unbilled contractual obligations	(6,238)	-2,773	(13,346)	(6,587)
Bookings	$509,924	$458,399	$1,020,829	$915,680

Y/Y growth	11%		11%

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2025	2024	2025	2024
	(unaudited)		(unaudited)
Creative Subscriptions Revenues	$345,456	$312,125	$683,132	$616,418
Change in deferred revenues	25,653	19,615	64,554	53,773
Change in unbilled contractual obligations	(6,238)	(2,773)	(13,346)	(6,587)
Creative Subscriptions Bookings	$364,871	$328,967	$734,340	$663,604

Y/Y growth	11%		11%

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2025	2024	2025	2024
	(unaudited)		(unaudited)
Business Solutions Revenues	$144,474	$123,621	$280,449	$239,104
Change in deferred revenues	579	5,811	6,040	12,972
Business Solutions Bookings	$145,053	$129,432	$286,489	$252,076

Y/Y growth	12%		14%

Wix.com Ltd.
RECONCILIATION OF COHORT BOOKINGS
(In millions)

	Six Months Ended
	June 30,
	2025	2024
	(unaudited)
Q1 Cohort revenues	$21	$21
Q1 Change in deferred revenues	26	22
Q1 Cohort Bookings	$47	$43

Wix.com Ltd.
RECONCILIATION OF REVENUES AND BOOKINGS EXCLUDING FX IMPACT
(In thousands)

	Three Months Ended
	June 30,
	2025	2024
Revenues	(unaudited)
FX impact on Q2/25 using Y/Y rates	$489,930	$435,746
Revenues excluding FX impact	(1,636)	—
	$488,294	$435,746
Y/Y growth
	12%

	Three Months Ended
	June 30,
	2025	2024
Bookings	(unaudited)
FX impact on Q2/25 using Y/Y rates	$509,924	$458,399
Bookings excluding FX impact	(5,560)	—
	$504,364	$458,399
Y/Y growth
	10%

Wix.com Ltd.
TOTAL ADJUSTMENTS GAAP TO NON-GAAP
(In thousands)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2025	2024	2025	2024
(1) Share based compensation expenses:	(unaudited)		(unaudited)
Cost of revenues	$3,472	$3,516	$6,792	$7,106
Research and development	32,098	30,782	63,589	61,884
Selling and marketing	9,046	9,206	18,223	19,689
General and administrative	14,823	16,382	31,096	29,349
Total share based compensation expenses	59,439	59,886	119,700	118,028
(2) Amortization	1,259	1,465	2,731	2,948
(3) Acquisition related expenses	6,087	1	6,087	6
(4) Amortization of debt discount and debt issuance costs	795	791	1,589	1,581
(5) Sales tax accrual and other G&A expenses	(938)	237	(239)	358
(6) Unrealized loss (gain) on equity and other investments	—	831	(42)	(2,536)
(7) Non-operating foreign exchange income	11,902	(2,921)	8,823	(7,584)
(8) Provision for income tax effects related to non-GAAP adjustments	—	(191)	—	583
Total adjustments of GAAP to Non GAAP	$78,544	$60,099	$138,649	$113,384

Wix.com Ltd.
RECONCILIATION OF GAAP TO NON-GAAP GROSS PROFIT
(In thousands)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2025	2024	2025	2024
	(unaudited)		(unaudited)
Gross Profit	$336,590	$294,072	$658,449	$576,551
Share based compensation expenses	3,472	3,516	6,792	7,106
Acquisition related expenses	163	—	163	—
Amortization	668	668	1,335	1,335
Non GAAP Gross Profit	340,893	298,256	666,739	584,992

Non GAAP Gross margin	70%	68%	69%	68%

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2025	2024	2025	2024
	(unaudited)		(unaudited)
Gross Profit - Creative Subscriptions	$291,325	$259,086	$572,934	$508,576
Share based compensation expenses	2,442	2,519	4,809	5,188
Acquisition related expenses	163	0	163	0
Non GAAP Gross Profit - Creative Subscriptions	293,930	261,605	577,906	513,764

Non GAAP Gross margin - Creative Subscriptions	85%	84%	85%	83%

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2025	2024	2025	2024
	(unaudited)		(unaudited)
Gross Profit - Business Solutions	$45,265	$34,986	$85,515	$67,975
Share based compensation expenses	1,030	997	1,983	1,918
Amortization	668	668	1,335	1,335
Non GAAP Gross Profit - Business Solutions	46,963	36,651	88,833	71,228

Non GAAP Gross margin - Business Solutions	33%	30%	32%	30%

Wix.com Ltd.
RECONCILIATION OF OPERATING INCOME TO NON-GAAP OPERATING INCOME
(In thousands)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2025	2024	2025	2024
	(unaudited)		(unaudited)
Operating income	$44,306	$28,605	$81,711	$38,275
Adjustments:
Share based compensation expenses	59,439	59,886	119,700	118,028
Amortization	1,259	1,465	2,731	2,948
Sales tax accrual and other G&A expenses	(938)	237	(239)	358
Acquisition related expenses	6,087	1	6,087	6
Total adjustments	$65,847	$61,589	$128,279	$121,340

Non GAAP operating income	$110,153	$90,194	$209,990	$159,615

Non GAAP operating margin	22%	21%	22%	19%

Wix.com Ltd.
RECONCILIATION OF NET INCOME TO NON-GAAP NET INCOME AND NON-GAAP NET INCOME PER SHARE
(In thousands, except per share data)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2025	2024	2025	2024
	(unaudited)		(unaudited)
Net income	$57,703	$39,518	$91,469	$63,520
Share based compensation expenses and other Non GAAP adjustments	78,544	60,099	138,649	113,384
Non-GAAP net income	$136,247	$99,617	$230,118	$176,904

Basic Non GAAP net income per share	$2.44	1.80	4.12	3.17
Weighted average shares used in computing basic Non GAAP net income per share	55,905,451	55,361,595	55,807,604	55,730,296

Diluted Non GAAP net income per share	$2.28	1.67	3.83	2.96
Weighted average shares used in computing diluted Non GAAP net income per share	59,650,008	59,526,418	60,017,802	59,800,202

Wix.com Ltd.
RECONCILIATION OF NET CASH PROVIDED BY OPERATING ACTIVITIES TO FREE CASH FLOW
(In thousands)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2025	2024	2025	2024
	(unaudited)		(unaudited)
Net cash provided by operating activities	$150,335	$120,029	$295,826	$233,865
Capital expenditures, net	(2,670)	(7,195)	(5,720)	(15,320)
Free Cash Flow	$147,665	$112,834	$290,106	$218,545

Capex related to HQ build out	—	4,963	—	10,325
Free Cash Flow excluding HQ build out	$147,665	$117,797	$290,106	$228,870